Exhibit 1

INVERSIONES FINANCIERAS DEL SUR S.A.

PROMISSORY NOTE

$30,000,000	Dated as of: October 24, 2008

FOR VALUE RECEIVED, the undersigned, INVERSIONES FINANCIERAS DEL SUR S.A., a Uruguay stock corporation (IFISA) (hereinafter, together with its successors in title and assigns, called the “Borrower”), by this promissory note (as may be amended or supplemented from time to time, hereinafter called “this Note”), absolutely and unconditionally promises to pay to the order of BALDWIN ENTERPRISES, INC. (hereinafter, together with its successors in title and assigns, called the “Lender”), on or before the earlier of (i) January 23, 2009 or (ii) the date to which payment of any and all Obligations (as hereinafter defined) shall have been accelerated pursuant to the terms hereof (the earlier of clauses (i) or (ii) being hereinafter referred to as the “Maturity Date”), (a) the principal sum of THIRTY MILLION DOLLARS ($30,000,000) and (b) all accrued and unpaid interest on the principal sum outstanding hereunder from time to time from the date hereof until the said principal sum or the unpaid portion thereof shall have been paid in full. All payments hereunder shall be in lawful money of the United States in immediately available funds.

The Borrower shall pay interest on the unpaid principal balance (not at the time overdue) of this Note from time to time outstanding at a rate per annum equal to fifteen percent (15%). Interest on this Note shall be payable when this Note is due (whether at maturity, by reason of acceleration or otherwise).

On the Maturity Date, there shall become absolutely due and payable by the Borrower hereunder, and the Borrower hereby promises to pay to the Holder (as hereinafter defined) hereof, the balance (if any) of the principal hereof then remaining unpaid, all of the unpaid interest accrued thereon, and all (if any) other amounts payable under this Note and any other Loan Document with respect to this Note, without presentment, further demand, protest, notice of protest or any other formalities of any kind, all of which are hereby expressly and irrevocably waived by the Borrower.

Each overdue amount (whether of principal, interest or otherwise) payable on or in respect of this Note or the indebtedness evidenced hereby shall (to the extent permitted by applicable law) bear interest, from the date on which such amount shall have first become due and payable in accordance with the terms hereof to the date on which such amount shall be paid to the Holder of this Note (whether before or after judgment), at the annual rate of seventeen percent (17%).

Each payment of principal, interest or other sums payable on or in respect of this Note or the indebtedness evidenced hereby shall be made by the Borrower directly to the Lender in U.S. dollars, for the account of the Holder of this Note, at the Lender’s Head Office (as hereinafter defined), or at such other office of the Lender as the Holder of this Note shall from time to time instruct the Borrower, not later than 2:00 p.m., local time at the place of payment, on the due date of such payment, and in immediately available and freely transferable funds.

Any and all payments made by the Borrower hereunder shall be made free and clear of and without deduction from any present or future taxes, levies, imposts, deductions, charges, or withholdings, and all liabilities with respect thereto, excluding taxes imposed on net income (however denominated) and all income and franchise or branch profit taxes by a jurisdiction (or any political subdivision thereof) under the laws in which the Holder is organized or in which its principal office is located (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If the Borrower shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder, (i) the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this paragraph) the Holder of this Note receives an amount equal to the sum it would have received had no such deductions been made, (ii) the Borrower shall make such deductions and (iii) the Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law. In addition, the Borrower agrees to pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Note (hereinafter referred to as “Other Taxes”). The Borrower will indemnify the Holder for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this paragraph) paid by the Lender any an liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or no such Taxes or Other taxes were correctly or legally asserted. This indemnification shall be made within 30 days from the date the Lender makes written demand therefore. Without prejudice to the survival of any other agreement of the Borrower hereunder, the agreements and obligations contained in this paragraph shall survive the payment in full of principal and interest hereunder.

The payment of the principal of and the interest on this Note and the payment of all (if any) other amounts which may become due and payable on or in respect of this Note are guarantied by the Guarantor (as hereinafter defined) under the terms of that certain Guaranty Agreement, dated as of the date hereof (as amended or supplemented from time to time, the “Guaranty Agreement”), between the Guarantor and the Lender. In addition thereto, the Borrower’s obligations hereunder and under the other Loan Documents are secured pursuant to that certain Security Agreement, (as amended or supplemented from time to time, the “Security Agreement”) dated as of the date hereof, among the Lender and the Borrower.

No reference herein to the Guaranty Agreement or any other Loan Document shall impair the obligations of the Borrower, which are absolute, unconditional and irrevocable, to pay the principal of and the interest on this Note and to pay all (if any) other amounts which may become due and payable on or in respect of this Note or the indebtedness evidenced hereby, strictly in accordance with the terms and the tenor of this Note.

For all purposes of this Note, the following terms shall have the respective meanings set forth below:

“Business Day” means any day other than a Saturday, Sunday, or other day on which commercial banks in the Buenos Aires, Montevideo, the Isle of Man or the State of New York are authorized or required to close under the local laws governing such locations.

“Collateral Account” has the meaning ascribed to such term in the Security Agreement.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“CRESUD” means Cresud Sociedad Anonima Comercial, Inmobilariea, Financiera y Agropecuaria, and its Subsidiaries.

“Guarantor” means IFIS Limited, a Bermuda limited liability company.

“Holder” means the Lender or any of its affiliates who is at the time the lawful holder in possession of this Note.

“IRSA” means IRSA Inversiones y Representaciones, S.A., and its Subsidiaries.

“Lender’s Head Office” means the head office of the Lender, located at 315 Park Avenue South, New York, New York 10010.

“Loan Documents” means (a) this Note, (b) the Guaranty Agreement, (c) the Security Agreement (d) the Letter Agreement (the “Letter Agreement”), dated as of the date hereof, by and among the Guarantor, the Lender and Mr. Eduardo Elsztain and (e) any other present or future agreement from time to time entered into between the Borrower and the Lender executed pursuant to the foregoing, each as from time to time amended and supplemented; and “Loan Document” means any one of the Loan Documents.

“Obligations” means, collectively, all of the indebtedness, obligations and liabilities existing on the date of this Note or arising from time to time thereafter, whether direct or indirect, absolute or contingent, matured or unmatured, of the Borrower to the Lender under or in respect of this Note; and “Obligation” means any one of the Obligations.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, or other entity.

“Shares” has the meaning specified in the Security Agreement.

“Stock Collateral” means any and all “Stock Collateral”, as defined in any Loan Document.

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having significant influence to enable such Person to nominate a majority of the board of directors (other than securities or interest having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise Controlled, directly, or indirectly through one of more intermediaries, or both, by such Person.

The Borrower hereby represents and warrants to the Lender as follows:

(a) The Borrower is a stock corporation duly organized, validly existing and in good standing under the laws of Uruguay. The Borrower has adequate power and authority and has full legal right to execute and deliver this Note and all other Loan Documents to which it is a party and to perform, observe and comply with all of its agreements and obligations hereunder and thereunder.

(b) The Borrower has furnished or caused to be furnished to the Lender true and complete certified copies of the organizational documents of the Borrower and the Guarantor (together with any and all amendments thereto).

(c) The execution and delivery by the Borrower of this Note and all other Loan Documents to which it is a party and the performance by the Borrower of all of its agreements and obligations hereunder and thereunder have been duly authorized by the Board of Directors (or equivalent governing body) of the Borrower, and none of the transactions contemplated hereby or thereby do or will (i) contravene any provision of the organizational documents of the Borrower, (ii) result in a breach of any of the provisions of, or constitute a default under, or violation of, any agreement, indenture or other instrument to which the Borrower is a party or by which the Borrower or any of its property is bound or affected (including any stockholders’ or shareholders’ agreement to which the Borrower is a party) or (iii) violate or contravene any provision of any law or regulation (including, without limitation, federal or state securities laws and regulations or any law or regulation of Uruguay) or any order, ruling or interpretation thereunder or any decree, order or judgment of any court or governmental or regulatory authority, bureau, agency or official (all as in effect on the date hereof and applicable to the Borrower).

(d) No shareholder approval is required in connection with the execution and delivery by the Borrower of this Note and all other Loan Documents to which it is a party and the performance by the Borrower of all of its agreements and obligations hereunder and thereunder.

(e) The Borrower has duly executed and delivered this Note and all other Loan Documents to which it is a party. The agreements and obligations of the Borrower contained in this Note and in all other Loan Documents to which it is a party constitute legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, subject to (i) applicable bankruptcy, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors, (ii) equitable remedies and (iii) the effect of the possible judicial application of foreign laws or foreign governmental or judicial action affecting creditors’ rights.

(f) No part of the proceeds of this Note will be used (directly or indirectly) in any manner which would be a violation of Regulation U of The Board of Governors of the Federal Reserve System (“Regulation U”)

(g) The Borrower is not in violation of any provision of its organizational documents, or any agreement or instrument to which it is a party or may otherwise be subject or by which it or any of its properties may be bound, or any decree, order, judgment, law, statute, license, rule or regulation applicable to it or any of its properties, in any of the foregoing cases, the violation of which could result in a material adverse effect on the business, properties, assets or condition, financial or otherwise, of the Borrower.

(h) Any Shares pledged as Collateral by the Borrower under the Security Agreement, are Freely Tradable (as defined below). The Borrower acquired the Shares either (i) at least six months, or, if the issuer of such Shares is not subject to the reporting requirements of the Exchange Act, one year, prior to the deposit of such Shares in the Collateral Account (such holding period determined in accordance with Rule 144 under the Securities Act), (ii) as a result of a conversion of convertible debt or convertible preferred securities of CRESUD or IRSA which were acquired by the Borrower at least six months, or, if the issuer of such convertible debt of convertible preferred securities is not subject to the reporting requirements of the Exchange Act, one year, prior to the date of this Note (such holding period determined in accordance with Rule 144 under the Securities Act), (iii) as a result of a settlement of warrants or other securities of CRESUD or IRSA, which were acquired by the Borrower at least six months, or, if the issuer of such warrants or other securities is no subject to the reporting requirements of the Exchange Act, one year, prior to the date of this Note(such holding period determined in accordance with Rule 144 under the Securities Act), where such settlement did not required payment of cash or any other consideration by the Borrower in connection with such settlement (as determined in accordance within the meaning of the exemption provided by Section 3(a)(9) of the Securities Act), or (iv) from any Person other than, directly or indirectly, CRESUD or IRSA or an Affiliate (within the meaning of the Securities Act) of CRESUD or IRSA, provided that such securities were free of any restrictions under the Securities Act at the time of their acquisition by the Borrower. As used in this paragraph (h), “Freely Tradable” means that the Shares are not subject to any contractual restrictions on transfer.

The Borrower covenants and agrees with the Lender that, until all the Obligations shall have been paid in full in cash the Borrower will not at any time enter into or undertake or complete any plan or agreement of consolidation or merger or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or sell, lease, assign, transfer or otherwise dispose of, in one or a series of transactions, all or substantially all of its properties or assets.

Whether or not the transactions contemplated hereby or by any other Loan Document shall be consummated, the Borrower will reimburse the Lender on demand for (i) all reasonable fees and expenses of domestic and foreign counsel for the Lender incurred by the Lender in connection with (A) the preparation, negotiation, execution, delivery and enforcement of this Note and the extension of credit thereby evidenced, and all other Loan Documents, (B) any of the transactions contemplated by this Note, any other Loan Document and (C) any amendments, modifications, or waivers of or relating to all or any of the items set forth in (A) and (B) of this paragraph and (ii) all reasonable out-of-pocket costs and expenses which shall be incurred or sustained by the Lender in connection with the exercise, protection or enforcement of all or any of its rights, remedies, powers or privileges under any of the aforementioned documents or transactions, or in connection with any litigation, proceeding or dispute in any respect arising out of or relating to any of the relationships under, or any of the provisions of, the aforementioned documents (including all of the reasonable fees and expenses of counsel for the Lender).

Each of the following events shall be deemed to be “Events of Default” hereunder:

(a) Any representation or warranty of the Borrower, or the Guarantor herein or in any other Loan Document shall have been materially false or misleading at the time made or intended to be effective.

(b) The Borrower shall fail to perform or observe any term, covenant, condition or provision to be performed or observed by the Borrower under this Note or any other Loan Document to which it is party, and such failure shall not be rectified or cured to the Lender’s satisfaction within ten (10) days after the Lender gives notice to the Borrower of such failure

(c) The Guarantor shall fail to perform or observe any term, covenant, condition or provision to be performed or observed by the Guarantor under the Guaranty Agreement or any other Loan Document to which it is a party, and such failure shall not be rectified or cured to the Lender’s satisfaction within ten (10) days after the Lender gives notice to the Borrower of such failure.

(d) The Borrower or the Guarantor shall:

(i) commence a voluntary case under Title 11 of the United States Code, or any similar insolvency or bankruptcy law of Uruguay or Bermuda, as each may from time to time be in effect, or by its authorizing, by appropriate proceedings of its board of directors or other governing body, the commencement of such a voluntary case;

(ii) file an answer or other pleading admitting or failing to deny the material allegations of a petition filed against it commencing an involuntary case under said Title 11, or any similar insolvency or bankruptcy law of Uruguay or Bermuda, or seeking, consenting to or acquiescing in the relief therein provided, or by its failing to controvert timely the material allegations of any such petition;

(iii) have entered an order for relief in any involuntary case commenced under said Title 11, or any similar insolvency or bankruptcy law of Uruguay or Bermuda;

(iv) seek relief as a debtor under any applicable law, other than said Title 11, of any jurisdiction, including, without limitation, any applicable law of Uruguay or Bermuda, relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors, or by its consenting to or acquiescing in such relief; or

(v) consent to the entry of an order by a court of competent jurisdiction (1) by finding it to be bankrupt or insolvent, (2) ordering or approving its liquidation, reorganization or any modification or alteration of the rights of its creditors or (3) assuming custody of, or appointing a receiver or other custodian for all or a substantial part of its property and such order shall not be vacated or stayed on appeal or otherwise stayed within thirty (30) days.

(e) The Borrower or the Guarantor shall assert that any of the Loan Documents has not been duly authorized, executed or delivered or is not fully enforceable in accordance with its terms, or any of the Loan Documents, or any provisions thereof, shall cease to be in full force and effect or shall be declared null and void or illegal, invalid, unenforceable or inadmissible in evidence.

(f) The Borrower shall fail to repay or satisfy all amounts owed under this Note within five (5) days of the receipt of the proceeds of the rights offering described in paragraph 7 of the Letter Agreement.

As soon as possible, and in any event within three days after the occurrence of each Event of Default, or any event or condition which with the passage of time or giving of notice, or both, would become such an Event of Default, the Borrower shall furnish to the Lender the statement of its chief executive officer or chief financial officer setting forth details of such Event of Default and the action the Borrower has taken or proposes to take with respect thereto.

Upon the occurrence of an Event of Default, in each and every case, the Lender may proceed to protect and enforce its rights by suit in equity, action at law and/or other appropriate proceedings either for specific performance of any covenant or condition contained herein or in any other document in connection herewith, or in aid of the exercise of any power granted herein or in any such other document and (unless there shall have occurred an Event of Default under paragraph (d), in which case the unpaid principal balance of this Note and the unpaid balance of all other Obligations shall automatically become due and payable without notice or demand) by notice in writing to the Borrower (i) declare the outstanding principal balance of this Note and the outstanding balance of all other Obligations to be forthwith due and payable, whereupon such unpaid balance shall become so due and payable without presentation, protest or further demand or notice of any kind, all of which are hereby expressly waived, and/or the Lender may proceed to enforce payment of such amounts in such manner as the Lender may elect and may offset and apply toward the payment of such amounts any indebtedness of the Lender to the Borrower or to the Guarantor or any other obligor on this Note, including any indebtedness represented by deposits in any general or special account maintained with the Lender.

The Borrower will have the right at any time after the date of this Note to prepay the unpaid principal of this Note outstanding under this Note in full or in part, without premium or penalty. There shall become and be absolutely due and payable by the Borrower on the date of each repayment or prepayment of principal of this Note, and the Borrower hereby promises to pay on the date of each such repayment or prepayment of principal of this Note, all of the unpaid interest accrued to such date on the amount of principal of this Note being repaid or prepaid on such date.

Any partial payment of the indebtedness evidenced by this Note shall be applied by the Holder hereof (a) first, to the payment of all of the interest due and payable on the unpaid principal of this Note at the time of such partial payment, (b) then, to the payment of all (if any) other amounts (except principal) due and payable at the time of such partial payment on or in respect of this Note or the indebtedness evidenced by this Note and (c) finally, to the repayment or (as the case may be) the prepayment of the unpaid principal of this Note due and payable at the time of such partial payment.

All computations of interest payable as provided in this Note shall be made by the Holder hereof on the basis of the actual number of days elapsed divided by 360.

If any sum would, but for the provisions of this paragraph, become due and payable on or in respect of this Note or the indebtedness evidenced hereby on a day which is not a Business Day, then such sum shall become due and payable on the Business Day next succeeding the day on which such sum would otherwise have become due and payable hereunder, and interest payable hereunder to the Holder hereof shall be adjusted by the Holder accordingly.

The failure of the Holder of this Note to exercise all or any of its rights, remedies, powers or privileges hereunder or under any other Loan Document in any instance shall not constitute a waiver thereof in that or in any other instance.

Should all or any part of the indebtedness represented by this Note be collected by action at law, or in bankruptcy, insolvency, receivership or other court proceedings, or should this Note be placed in the hands of attorneys for collection after default, the Borrower hereby promises to pay to the Holder of this Note, upon demand by the Holder at any time, in addition to principal, interest and all (if any) other amounts payable on or in respect of this Note or the indebtedness evidenced hereby, all court costs and reasonable attorneys’ fees and all other reasonable collection charges and expenses incurred or sustained by the Holder of this Note.

Without limitation of any other obligation or liability of the Borrower or right or remedy of the Lender contained herein or in any other Loan Document, the Borrower hereby covenants and agrees to indemnify and hold the Lender and its affiliates, and the directors, officers, employees, subsidiaries, shareholders, agents, and successors and assigns of the Lender and such affiliates, harmless from and against any and all damages, losses and costs and expenses of any kind and nature (including legal fees) incurred, suffered, sustained or required to be paid by any such indemnified party, in each case by reason of or resulting from any claim relating to the transactions contemplated hereby or by any other Loan Document, or the use of the proceeds by the Borrower of this Note including, without limitation, to purchase securities from one or more affiliates, other than any such claims which are determined by a final, non-appealable judgment or order of a court of competent jurisdiction to be the result of the gross negligence or willful misconduct of such indemnified party. Promptly upon receipt by any indemnified party hereunder of notice of the commencement of any action against such indemnified party for which a claim is to be made against the Borrower hereunder, such indemnified party shall notify the Borrower in writing of the commencement thereof, although the failure to provide such notice shall not affect the indemnification rights of any such indemnified party hereunder. The Borrower shall have the right, at its option upon notice to the indemnified parties, to defend any such matter at its own expense and with its own counsel, except as provided below, which counsel must be reasonably acceptable to the indemnified parties. The indemnified party shall cooperate with the Borrower in the defense of such matter. The Borrower shall not compromise or settle any such matter against an indemnified party without the written consent of the indemnified party, which consent may not be unreasonably withheld or delayed. All amounts payable by the Borrower under this paragraph shall, until paid, bear interest at the rate applicable to this Note hereunder (including any default rate) and be an obligation secured by any collateral.

The Lender may not assign its rights and obligations under this Note without the consent of the Borrower, except in the case of an assignment to one of its affilites.

The Borrower hereby irrevocably waives notice of acceptance, presentment, notice of nonpayment, protest, notice of protest, suit and all other conditions precedent in connection with the delivery, acceptance, collection and/or enforcement of this Note or any collateral or security therefor.

The Borrower hereby absolutely and irrevocably consents and submits to the jurisdiction of the courts of The State of New York and of any federal court located in the said state in connection with any actions or proceedings brought against the Borrower by the Holder hereof arising out of or relating to this Note or any other Loan Document or any of the agreements or transactions contemplated hereby or thereby, and hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in any such court. The Borrower hereby waives and agrees not to assert in any such action or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that (a) the Borrower is not personally subject to the jurisdiction of any such court, (b) the Borrower is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to it or its property, (c) any such suit, action or proceeding is brought in an inconvenient forum, (d) the venue of any such suit, action or proceeding is improper or (e) this Note or any such Loan Document may not be enforced in or by any such court. In any such action or proceeding, the Borrower hereby absolutely and irrevocably waives personal service of any summons, complaint, declaration or other process and hereby absolutely and irrevocably agrees that the service thereof may be made by certified, registered or recorded first-class airmail directed to the Borrower. The Borrower hereby agrees that it will appear or answer any such summons, complaint, declaration or other process so served upon it within thirty (30) days after the Borrower’s receipt thereof. Anything hereinbefore to the contrary notwithstanding, the Holder hereof may sue the Borrower in the courts of any other state of the United States or place where the Borrower or any of the property or assets of the Borrower may be found or in any other appropriate jurisdictions.

All notices, demands or other communications to or upon the Lender pursuant to this Note shall be sent in writing, either delivered in hand or sent by first-class mail, postage prepaid, or by telex or telecopy, to Baldwin Enterprises, 529 East South Temple, Salt Lake City, UT 84102, Attention: Joseph Orlando, with a copy of each such notice, demand or other communication given simultaneously to Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, Attention: Andrea Bernstein. All notices, demands or other communications to or upon the Borrower pursuant to this Note shall be sent in writing, either delivered in hand or sent by first-class mail, postage prepaid, or by telex or telecopy, to Inversiones Financieras del Sur S.A., c/o Mr. Saul Zang, Florida 537, 18th Floor, Buenos Aires, Argentina.

This Note is intended to take effect as a sealed instrument. THIS NOTE AND THE OBLIGATIONS OF THE BORROWER HEREUNDER SHALL BE GOVERNED BY AND INTERPRETED AND DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

THE LENDER AND THE BORROWER AGREE THAT NEITHER OF THEM NOR ANY OF THEIR ASSIGNEES OR SUCCESSORS SHALL (A) SEEK A JURY TRIAL IN ANY LAW SUIT, PROCEEDING, COUNTERCLAIM OR OTHER ACTION BASED UPON OR ARISING OUT OF THIS NOTE, ANY LOAN DOCUMENT, OR ANY OTHER DOCUMENT, INSTRUMENT OR AGREEMENT EXECUTED IN CONNECTION WITH THIS NOTE, ANY COLLATERAL SECURING ALL OR ANY PART OF THE OBLIGATIONS OF THE BORROWER UNDER THIS NOTE OR THE DEALINGS OR THE RELATIONSHIP BETWEEN THE BORROWER AND THE LENDER OR (B) SEEK TO CONSOLIDATE ANY SUCH ACTION WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS PARAGRAPH HAVE BEEN FULLY DISCUSSED BY EACH OF THE LENDER AND THE BORROWER WITH THEIR RESPECTIVE COUNSEL, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NEITHER THE LENDER NOR THE BORROWER HAS AGREED WITH OR REPRESENTED TO THE OTHER THAT THE PROVISIONS OF THIS PARAGRAPH WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

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IN WITNESS WHEREOF, this Promissory Note has been duly executed by the undersigned, INVERSIONES FINANCIERAS DEL SUR S.A., on and as of the day and in the year first above written.

The Borrower:

INVERSIONES FINANCIERAS DEL SUR S.A.

By:
Name:
Title: